(AIG Letterhead)
September 30, 2011
VIA EDGAR CORRESPONDENCE
Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 10-Q for the Quarterly Period Ended June 30, 2011 Filed August 4, 2011 File No. 001-08787
Dear Mr. Riedler:
     We are in receipt of your letter dated September 1, 2011 with respect to American International Group, Inc.’s (“AIG”) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (“Form 10-Q”). This letter sets forth AIG’s responses to the Staff’s comments contained in your letter.
     AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 10-Q is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 10-Q and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     We have repeated your comments below to facilitate your review.
* * * * *
Notes To Consolidated Financial Statements
6. Fair Value Measurements
Embedded Policy Derivatives, page 26
1.	With respect to your variable annuity and equity-indexed annuity and life contracts, it appears that you are accounting for certain future policy benefit guarantees as bifurcated embedded derivatives recorded at fair value with changes in fair value each period recognized in earnings. These include at a minimum the following guarantees: GMWB and GMAV. Please provide us a detailed description of these products which identifies what

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features within each led you to conclude that they were bifurcated embedded derivatives. Cite the specific authoritative literature you used to support your conclusions, including your consideration of the guidance in ASC 815-10-15 paragraphs 52-53 and ASC 815-15-55 paragraphs 57-61 in arriving at your conclusions for the accounting method applied for each product.
AIG Response
     We confirm the Staff’s observation that certain policy benefit guarantees in AIG’s non-traditional long-duration contracts have certain features that are accounted for as bifurcated embedded derivatives recorded at fair value with changes in fair value recognized in earnings. This is based on our analysis, as described below, that certain features meet the requirements for bifurcation under Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging (“ASC 815”). Specifically, our response includes a description of the non-traditional long-duration contracts and related policy benefit guarantees along with a discussion of our assessment regarding why these policy benefit guarantees meet the definition of a derivative requiring bifurcation under ASC 815. The following table summarizes AIG’s non-traditional long-duration contracts with these features as of June 30, 2011 (amounts in millions):

		Embedded
	Total Contract	Derivative
Product type	Value	Fair Value	Nature of the Embedded Derivative
GMAV — guaranteed minimum accumulation value with a ten-year waiting period	$1,210	$40	A written option that guarantees a minimum accumulation value

GMWB 1 — guaranteed minimum withdrawal benefit	625	138	Series of written options that guarantee withdrawals from the highest anniversary value within a specific period

GMWB 2 — life-time guaranteed withdrawal benefit	12,311		Series of written options that guarantees withdrawals from the highest anniversary value for life

Equity-indexed annuity	1,025	120	Equity-indexed (written) option under the point-to-point[1] design and forward-starting options under the periodic ratchet design

Equity-indexed universal life	524	108	Equity-indexed (written) option
Total	$15,695	$406

[1]	The point-to-point and periodic ratchet designs are described in ASC 815-15-55-63a and b.

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Securities and Exchange Commission
*	See Note 10 — Derivatives and Hedge Accounting on page 55 of the Form 10-Q for total embedded derivatives recorded in AIG’s financial statements, of which this amount represents a subset.
Guaranteed Minimum Account Value (“GMAV”) and Guaranteed Minimum Withdrawal Benefits (“GMWB”) Contracts
     The variable annuity host contracts for both GMAV and GMWB are held in separate accounts and are accounted for as investment contracts under ASC 944-20, Financial Services—Insurance—Insurance Activities (“ASC 944-20”).
     GMAV. Variable annuity contracts with a GMAV, a living benefit feature, are non-traditional variable annuity contracts under which AIG guarantees, at the end of a ten-year period, that the contract value will at least equal the amount of eligible premiums (deposits) invested during the first 90 days of the contract, adjusted for any subsequent withdrawals. This guarantee is provided for a fee, calculated as a percentage of the contract value less ineligible premiums, and deducted quarterly from the contract value. AIG bears the risk that under-performance of the financial markets could result in GMAV benefits being greater than the underlying contract value and that the fees collected under the contract are insufficient to cover the costs of the benefits to be provided. At the end of the ten-year period, the contract holder is entitled to a return of the eligible premiums adjusted for withdrawals if that amount is greater than the contract value (which fluctuates based on the investment performance of the fixed accounts/underlying subaccounts selected by the contract holder). If entitled to the GMAV guarantee, an adjustment equal to the difference between the contract value and the adjusted eligible premiums is added to the contract. If the contract is surrendered before the end of the ten-year period, the guarantee is not payable and the contract holder is entitled to the contract value at the time of surrender (which could be above or below the eligible premiums). The GMAV guarantee does not apply on death or life contingent events. However, these variable annuity contracts provide guaranteed minimum death benefit features (“GMDB”), which are accounted for under ASC 944-20.
     The GMAV feature is embedded within a variable annuity and, at the end of the ten-year period, the embedded derivative feature ceases to exist because the guarantee ends (either with or without an adjustment made to the contract).
     GMWB. Under a GMWB, also a living benefit feature, AIG provides, regardless of the investment performance of the selected fixed accounts/underlying subaccounts, a guaranteed minimum annual withdrawal stream either for a specified period of time or for life, depending on the feature elected at contract issue. This guarantee is provided for a fee, calculated as a percentage of the benefit base, and deducted quarterly from the contract value. The amount of the guaranteed withdrawal stream is a percentage of a benefit base defined by the elected feature which generally can include eligible premiums, and/or eligible premiums increased by an income credit, and/or the highest contract anniversary value. The initial benefit base varies among features, and is generally eligible premiums (deposits) received during a specified period of time. The GMWB guarantee offers in most cases lifetime withdrawals up to a specified percentage of the benefit base regardless of contract value (which fluctuates based on the investment performance of the selected fixed accounts/underlying subaccounts). Therefore, there is not a clearly-defined end to the accumulation phase and no clearly-defined duration of the payout phase of the feature. AIG bears the risk that under-performance of the financial markets and/or greater-than-expected longevity could result in GMWB benefits being greater than the underlying contract value and that the fees collected (which are paid quarterly as long as the GMWB feature is active) are insufficient to cover the cost of the benefits to be provided. The GMWB guarantee does not apply on death or life contingent events. However, these variable annuity host contracts provide GMDB features, which are accounted for under ASC 944-20.
     Two variations of GMWB contracts are summarized as follows:

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•	GMWB 1. (No lifetime guarantee; no highest contract anniversary value step-ups). The benefit base, which is initially equal to the amount of eligible premiums invested during the first 90 days of the contract is guaranteed to increase by a specified percentage if withdrawals commence after the specified waiting period and is adjusted for any subsequent withdrawals. The contract holder can withdraw up to ten percent of the benefit base per year until the eligible premiums plus the increase is depleted. When the contract holder exhausts the benefit base, the embedded derivative ceases to exist because there is either no remaining contract value (i.e., withdrawals brought the contract value to zero) or there is remaining contract value but no guarantee is payable.
•	GMWB 2. (Generally offers lifetime guarantee, highest contract anniversary value step-ups and/or income credits). The benefit base is initially equal to the amount of eligible premiums invested during a specified period of time depending on the feature elected. The benefit base is generally guaranteed to increase based on the greater of positive investment performance of the selected fixed accounts/underlying subaccounts or, for some features, the addition of income credits to the benefit base for a specified period of time. Most of the features allow for withdrawals for life. Therefore, embedded derivatives continue to exist. Certain features allow for withdrawals for a specified period of time. Therefore, when the benefit base is exhausted, the embedded derivative ceases to exist. Certain variations of these features allow for lifetime benefits for the contract holder and spouse (i.e., the lifetime component will continue to exist until both contract holders die).
     In the variations described above, there is significant market risk as long as the GMWB feature is in effect because the contract value fluctuates based on the investment performance of the selected fixed accounts/underlying subaccounts. The GMWB guarantee does not become a net cost to AIG until actual guaranteed payments that are made to the contract holder under the guarantee, reduces the contract value to zero. However, based on the terms of the guarantee, AIG is obligated to make guaranteed payments based on the benefit base (either lifetime or for a specified period of time depending on the elected feature). When the contract value is zero, the embedded derivative ceases to exist. AIG is obligated to provide the remaining amount owed under the guarantee (i.e., either lifetime or for a specified period of time), and the amount of the guaranteed payment is locked in.
     AIG Analysis. AIG evaluated the criteria under ASC 815-15-25-1 to determine whether each of the GMAV or GMWB embedded derivatives described above is required to be bifurcated from the variable annuity host contract and accounted for at fair value with changes in fair value recognized in income.
•	Criterion 1 — Feature is Not Clearly and Closely Related to its Host:
o	The economic characteristics and risks of the GMAV feature are a minimum guarantee of account value, a non-traditional feature as discussed under ASC 944-20-05-24. ASC 944-815-25-5 states that “[n]ontraditional features, such as a guaranteed investment return through a minimum accumulation benefit or a guaranteed account value floor, would be considered embedded derivatives subject to the requirements of Subtopic 815-15. The economic characteristics and risks of the investment guarantee and those of the traditional variable annuity contract typically would not be considered to be clearly and closely related.” Therefore, AIG concluded that GMAV is not considered to be clearly and closely related to the variable annuity host contract (accounted for under ASU 944-20 as investment contracts).

o	The economic characteristics and risks of the guaranteed withdrawals of the GMWB, which provides a payment alternative, as discussed under ASC 815-15-55-55d, the value of which is driven by investment performance of the selected fixed accounts/underlying subaccounts of the

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account holder’s separate account, are not considered clearly and closely related to the variable annuity host contracts (accounted for under ASU 944-20 as investment contracts).
•	Criterion 2 — Hybrid is Not Remeasured at Fair Value:
o	The hybrid GMAV and GMWB variable annuity contracts (i.e., the host contract and the investment component) are accounted for under ASC 944-20 as investment contracts and are not remeasured at fair value.
•	Criterion 3 — Separate Instrument Criterion:
o	In evaluating this criterion, AIG considered whether both the GMAV and GMWB features meet all of the criteria of ASC 815-10-15-83 as follows:
a.	Underlying, Notional Amount or Payment Provisions:
o	The underlyings for GMAV and GMWB contracts are primarily the performance of pools of equity and other financial instruments selected by the contract holder. The notional amount is the deposit invested during a specified time period.
b.	Initial Net Investment:
o	Fees paid for contracts with the GMAV and GMWB are smaller than would be required for other types of contracts with a similar response to changes in market factors. These fees are determined similarly to how a premium on a written option or a series of written options is priced on the same notional amount.
c.	Net Settlement:
o	Under the GMAV feature, contract holders may elect an immediate payment of the account value beginning on the tenth anniversary of the inception of the contract. Therefore, contract holders may realize the value of the guarantee feature in cash by electing to withdraw the entire guaranteed account balance. AIG believes this provides the contract holder with the right to net settle the contract under ASC 815-10-15-100 because neither party is required to deliver an asset that is associated with the underlying (i.e., the performance of contract holder-directed investments). This feature represents a floor consistent with the guidance in ASC 815-15-55-59, because the “contract holder is able to withdraw all or a portion of the guaranteed account balance during the payout (annuitization) period . . . this is equivalent to net settlement, and the guarantee (or the portion of the guarantee that is withdrawable, if applicable) is an embedded derivative . . . .”

o	Under the GMWB feature, the contract holder is guaranteed an annual withdrawal stream either for a specified period of time or for life, regardless of investment performance, depending on the specific product purchased. ASC 815-15-55-59 states that “if the contract holder is able to withdraw all or a portion of the guaranteed account balance during the payout (annuitization) period, or the payout (annuitization) period is set to an unrealistically short period such as one year, this is equivalent to net settlement, and the guarantee (or the portion of the guarantee that is withdrawable, if applicable) is an embedded derivative only during the accumulation period.” GMWB contracts provide a guaranteed annual withdrawal stream either for a specified period of time or for life, regardless of investment performance.
     Because the GMAV and GMWB features both meet the criteria of a derivative, AIG considered whether the embedded derivative would be eligible for a scope exception under ASC 815-10-15 and

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determined it does not meet any scope exception. In particular, AIG considered ASC 815-10-15-52 and evaluated whether the derivative could be considered eligible for the scope exception for certain life insurance contracts.
     Contracts with the GMAV feature guarantee that the contract value will at least equal the amount of deposit invested during the first 90 days of the contract, adjusted for any subsequent withdrawals, at the end of a ten-year period. Therefore, the payment under the guarantee, if applicable, is not contingent upon an insurable event such as mortality. The guaranteed payment floor under a GMAV contract—a living benefit feature (i.e., an embedded derivative)—does not apply on death or life-contingent events of the contract holder. Most contracts also have a GMDB feature, which is accounted for under ASC 944-20. At the end of the ten-year period, the guarantee payment is deposited into the contract holder’s account. The contract holder can then withdraw all or part of the contract value without limitation. As a result, the GMAV feature (i.e., an embedded derivative) does not qualify for a scope exception under ASC 815-10-15-52, because it is not subject to an insurable event such as death or other life contingencies. Additionally, the GMAV is not considered to be traditional life insurance as discussed in ASC 815-10-15-53 because GMAV is not subject to an identifiable insurable event (i.e., the death of the insured). Consequently, AIG believes the GMAV feature is an embedded derivative that requires separate accounting from its variable annuity host contract under ASC 815-15-55-59.
     GMWB contracts provide a guaranteed annual withdrawal stream either for a specified period of time or for life, regardless of investment performance. In either case, AIG does not believe the GMWB feature (i.e., an embedded derivative) to be subject to an insurable event such as mortality (i.e., death of the insured). While payment of such guaranteed amounts is contingent upon the life of the contract holder, AIG does not believe such contingency meets the scope exception based on the following:
•	The primary economic design of the derivative is to protect value for the contract holder attributable to investment performance of its contract. The contract holder pays a fee computed as a percentage of the benefit base either for a specified period or as long as the GMWB feature, an embedded derivative, is available. Fee payments are tied to the benefit base as long as the benefit base remains. The benefit base, as discussed above under each GMWB product type, is the greater of the eligible premiums or the maximum anniversary value, which is driven by investment performance of the selected fixed accounts/underlying subaccounts (returns and volatility), or premiums, plus income credits (if eligible).

•	AIG considered the analysis of variable annuities with GMAVs, equity-indexed annuities, and equity-indexed life insurance included in ASC 944-815-25, ASC 815-15-55-67 and ASC 815-15-55-75, respectively. In each of those instances, the guidance concludes that the embedded derivative features (GMAV or equity-index derivative) are required to be bifurcated from their host contracts and separately accounted for as derivatives. Inherent in such guidance is that the embedded derivative feature was not eligible for the scope exception in ASC 815-10-15-52 and 53, even though the contract holder must live for a particular period of time to receive the benefit of such feature (i.e., in the case of a GMAV, the contract holder must live to the anniversary date to receive the benefit of the guarantee).

•	Guaranteed minimum death benefit features included in these contracts meet the scope exception because traditional life insurance contracts and the payment of death benefits are the result of an identifiable insurable event under ASC 815-10-15-52 and 53. In other words, because death is considered an insurable event within the contract, life cannot be considered an insurable event as well, because together they represent a certainty. AIG believes that under such a conclusion both “death” and “life” of the contract holder should not be considered insurable events under the same contract.

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•	AIG also considered the analysis of guaranteed minimum income benefit (“GMIB”) contracts in ASC 815-15-55-59, which states that, if the guaranteed account balance could be withdrawn after annuitization (i.e., the contract was capable of being net settled), the guarantee is an embedded derivative during the accumulation phase. This suggests that for GMIB—a contract similar to GMWB—it is the inability to net settle (i.e., the benefit of the GMIB contract is realized by the contract holder only by annuitizing and receiving the economic benefit over the payout term) that is the determining factor in the analysis, and that absent the amortization requirement, the scope exception for certain life insurance contracts does not apply.

•	If the embedded derivative were not bifurcated, the entire contract would be subject to the accounting model for nontraditional variable annuities under ASC 944-20. Applying such accounting would not be consistent with the economic characteristics and design of the feature—a financial derivative—and would not reflect the underlying economic exposure of such derivative to investors. However, bifurcating the embedded guarantee derivative and recognizing it at fair value does fully reflect the underlying economics and design of this derivative.
     Consequently, AIG believes the GMAV and GMWB features are embedded derivatives that require separate accounting from their host contracts.
Equity-Indexed Annuity (“EIA”) and Equity-Indexed Universal Life (“EIUL”) Contracts
     Both the deferred fixed annuity contracts underlying the EIA and universal life contracts underlying EIUL are held in general accounts and accounted for under ASC 944-20.
     EIA. AIG offers a variety of EIA products that have a guaranteed minimum interest rate plus interest crediting features tied to the performance of one or more equity indices. In some products, the equity-indexed features are subject to caps and participation rates, which may be reset periodically by AIG (described in ASC 815-15-55-64 through 65). The performance of the index is generally measured annually (the “periodic ratchet design” described in ASC 815-15-55-63a), but for some products it is measured at the end of a five- or seven-year term (the “point-to-point design” described in ASC 815-15-55-63b). AIG has no further obligation under EIA products if the contract holder dies, regardless of whether all benefits under the EIA have been delivered.
     The EIA account value is defined in the contract generally as the greater of the contract holder’s initial investment plus the equity-indexed return or a guaranteed floor amount (calculated as the contract holder’s initial investment plus a specific annual percentage return).
     As described in ASC 815-15-55-64, under both the periodic ratchet design and the point-to-point design, the contract holder only benefits from a portion of the appreciation of the indices by receiving a participation rate, which is declared prior to the issuance of the contract and is locked in for the initial term, but may be reset by AIG at each contract anniversary, subject to contractual minimums. The eligible value used to calculate the benefit is also subject to a cap, which is also declared prior to the issuance of the contract and may be reset annually. If the contract holder dies before the anniversary date, the contract holder is not entitled to the higher index benefit.
     EIUL. EIUL products combine term life insurance coverage with an investment feature whereby the contract holder’s account value bears crediting features tied to one or more equity indices. Additionally, EIUL contract account values are calculated based on the cumulative deposits and subsequent withdrawals credited with positive returns based on equity indices. The cash surrender values of EIUL policies also are linked to the equity indices.
     AIG Analysis. AIG evaluated the criteria under ASC 815-15-25-1 to determine whether the embedded features (i.e., equity-index features) in both the EIA and EIUL contracts are embedded

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derivatives and required to be bifurcated from their debt instrument host contracts and accounted for at fair value with changes in fair value recognized in income.
•	Criterion 1 — Feature is Not Clearly and Closely Related to its Host:
o	The economic characteristics and risks of the guaranteed equity-indexed return or payment floor in AIG’s EIA contracts are not considered to be clearly and closely related to the debt instrument contract host. The guaranteed contract value is credited with a return indexed to an equity index and meets the regulatory requirements under ASC 815-15-55-62.

o	The economic characteristics of the guaranteed equity-indexed return or payment floor in AIG’s EIUL contracts are not considered to be clearly and closely related to the debt instrument host contract under ASC 815-15-55-73 through 76 because the host universal life contract is a debt instrument and the embedded option is equity indexed.
•	Criterion 2 — Hybrid is Not Remeasured at Fair Value:
o	The hybrid instruments for EIA and EIUL contracts (i.e., the host contract and the investment component) are accounted for under ASC 944-20 as investment contracts and are not remeasured at fair value.
•	Criterion 3 — Separate Instrument Criterion:
o	In evaluating this criterion, AIG considered whether the equity-index features of EIA and EIUL contracts meet all of the criteria of ASC 815-10-15-83 as follows:
a.	Underlying, Notional Amount or Payment Provisions:
o	The underlyings for EIA and EIUL contracts are equity market performance. The notional amounts are premiums invested within a specified time period.
b.	Initial Net Investment:
o	Fees paid for the equity-index feature for EIA and EIUL contracts are smaller than would be required for other types of contracts with a similar response to changes in market factors (i.e., the assets underlying the equity index). These fees are calculated as a percentage of the benefit base.
c.	Net Settlement:
o	The embedded derivatives in EIA and EIUL contracts provide for net settlement through the ability of the contract holder to obtain the equity-linked return by exercising a surrender option prior to death.
     Because the equity-index features in both EIA and EIUL contracts meet the criteria of a derivative, AIG considered whether the derivative would be eligible for any of the scope exceptions under ASC 815-10-15-52 and 53 and concluded that the derivatives do not to meet any of the scope exceptions.
     In particular, AIG considered ASC 815-10-15-52 and evaluated whether the equity index derivative could be considered eligible for the scope exception for certain life insurance contracts. The equity index derivative provides a guaranteed return calculated by multiplying an AIG-declared participation rate by the increase in the index in excess of the guaranteed rate, which is then applied to the eligible value to calculate the guaranteed return amount of the contract, subject to a cap. The equity- index feature is not subject to an insurable event, such as death or life-contingent events, and therefore, is not subject to the scope exception in ASC 815-10-15-52.

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     As a result, AIG concluded that the equity-indexed features in both the periodic ratchet and the point-to point-products meet the definition of an embedded derivative requiring bifurcation from their annuity host contracts.
     This conclusion is consistent with ASC 815-15-55-67 and 69. AIG bifurcates and separately accounts for the equity-indexed return portion, i.e., the option component, of EIA under the point-to-point design and the forward-starting options under the periodic ratchet design, which are determined to be embedded derivatives.
     AIG considered ASC 815-10-15-52 with respect to EIUL derivatives. Because EIUL contracts provide a guaranteed return calculated based on the cumulative premiums credited with positive return, AIG determined the guarantee is not subject to an insurable event, such as death or life-contingent events, and therefore, is not subject to a scope exception.
     AIG also considered the guidance in ASC 815-15-55-75, which states:
The investment component of the equity-indexed life insurance contract would contain an embedded derivative (the equity index-based derivative) that meets all of the requirements of paragraph 815-15-25-1 for separate accounting.
     In accordance with the guidance above, AIG concluded that the investment component (i.e., the equity-indexed return) of EIUL meets all the requirements of paragraph 815-15-25-1 and therefore should be bifurcated from the host (universal life) contracts and separately accounted for at fair value.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Other Developments, page 98
2.	You disclose that on June 17, 2011, Chartis completed a transaction with National Indemnity Company, a subsidiary of Berkshire Hathaway, under which the majority of Chartis’ U.S. asbestos liabilities were transferred to National Indemnity Company. You have incorporated by reference the Master Transaction Agreement as Exhibit 10(2) to this quarterly report on Form 10-Q, however, you did not file any of the complete executed ancillary agreements including schedules to such agreements entered into at or prior to the closing on June 17, 2011 as exhibits to this Form 10-Q. Please provide us with a substantive and comprehensive analysis that supports your apparent belief that none of the following agreements are material contracts under Item 601(b)(10) of Regulation S-K. In your analysis you should also address your consideration of the information contained in the schedules to these agreements.
•	Administrative Services Agreement

•	Collateral Trust Agreement

•	Loss Portfolio Transfer Reinsurance Agreement

•	Loss Portfolio Transfer Retrocession Agreement

•	Parental Guarantee Agreement

•	Capital Maintenance Agreement

•	Transition Services Agreement
In addition, please provide us with a substantive and comprehensive analysis that supports your apparent belief that the entry into any of the above agreements was not required to be disclosed on an Item 1.01 Current Report on Form 8-K. We may have further comments after considering your response.

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AIG Response
     AIG believes that the executed ancillary agreements, which consist of the Administrative Services Agreement, the Collateral Trust Agreement, the Loss Portfolio Transfer Reinsurance Agreement, the Loss Portfolio Transfer Retrocession Agreement, the Parental Guarantee Agreement, the Capital Maintenance Agreement and the Transition Services Agreement (collectively, the “Ancillary Agreements”), forms of which were attached as exhibits to the Master Transaction Agreement entered into between Chartis and National Indemnity Company (“NICO”), a subsidiary of Berkshire Hathaway, Inc. (the “Master Transaction Agreement”), are not material contracts required to be filed under Item 601(b)(10) of Regulation S-K for the following reasons: (i) none of the Ancillary Agreements is material on its own and, further, each is “such as ordinarily accompanies the kind of business conducted by” AIG and Chartis as provided in Item 601(b)(10)(ii); (ii) all material terms of the transaction with NICO are contained in the Master Transaction Agreement (including the forms of the Ancillary Agreements, as exhibits thereto), which was filed, along with schedules and exhibits thereto, with AIG’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 (the “First Quarter Form 10-Q”); and (iii) there were no material changes to the executed Ancillary Agreements compared to the forms filed with the First Quarter Form 10-Q, so there was no need to modify or supplement the information filed in the First Quarter Form 10-Q.
     Under Item 601(b)(10)(i), a contract that is material and entered into outside the ordinary course of business of the registrant is required to be filed as an exhibit to the applicable periodic report. Under Item 601(b)(10)(ii), however, if a contract, even one that is material, is of a type that “ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries”, the contract need not be filed, unless it falls into one or more of four specified categories, which the Ancillary Agreements do not.
     The Ancillary Agreements, which serve to implement the overall loss portfolio transfer from Chartis to NICO, are reinsurance agreements and agency agreements and thus are of a type ordinarily entered into in the ordinary course of business by insurance companies in connection with third-party reinsurance agreements. As disclosed on page 152 of AIG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, AIG, through its subsidiaries, is a “major purchaser of reinsurance for its insurance operations” and makes extensive use of both intercompany and third-party reinsurance.
     None of the exceptions set forth in paragraphs (A) through (D) of Item 601(b)(10)(ii) applies. In particular, (i) the Ancillary Agreements are not contracts “upon which the registrant’s business is substantially dependent”; (ii) although AIG does not believe that this transaction involves a sale of “property”, to the extent this transaction is viewed as a sale of a line of business, as is sometimes done with loss portfolio transfers, so that a sale of “property” might be thought to be involved, the consideration for the transaction as a whole was not large enough to trigger the exception; (iii) no lease of property was involved; and (iv) no director, officer, promoter, voting trustee, greater than 5 percent shareholder or underwriter was a party to the Ancillary Agreements.
     Item 601(b)(10)(ii)(B) provides that a registrant’s contract entered into in the ordinary course will nevertheless be required to be filed if it is one on which the registrant is “substantially dependent” (examples include contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials or any franchise or license), and clarifies that they are those upon which the registrant’s business “depends to a material

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extent”. The Ancillary Documents collectively implement the transaction contemplated by the Master Transaction Agreement. Upon review of the Ancillary Agreements, including information contained in the schedules thereto, AIG confirms that it is not substantially dependent upon any of the Ancillary Agreements, either individually or collectively as part of the transaction contemplated by the Master Transaction Agreement.
     Item 601(b)(10)(ii)(C) provides, further, that a registrant’s contract entered into in the ordinary course will also be required to be filed if it is for the “sale of any property ... for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis”. As an initial matter, AIG does not believe that a reinsurance agreement involves a sale of “property” for this purpose. AIG ceded net asbestos liabilities and paid consideration to NICO; AIG did not in any way sell “assets” to NICO. Nevertheless, even if the transaction with NICO were treated as a sale of property for this purpose and considered in its entirety (including the Master Transaction Agreement and all Ancillary Agreements), no filing requirement would arise under this clause, as the consideration for the transaction is well below the 15 percent threshold. As disclosed on page 98 of the Form 10-Q, Chartis ceded the bulk of its net asbestos liabilities to NICO, up to an aggregate limit of $3.5 billion, Chartis paid NICO approximately $1.67 billion as consideration for the cession of its net asbestos liabilities, and NICO assumed approximately $1.82 billion of Chartis’ net asbestos liabilities. To the extent that the transaction is considered a sale of a line of AIG’s property and casualty business, the amounts involved constituted significantly less than 15 percent of AIG’s total consolidated loss reserves of approximately $94.9 billion as of June 30, 2011. The Ancillary Agreements themselves cannot therefore be required to be filed under this clause, and, as outlined above, are not required to be filed under any other section of Item 601(b)(10).
     The filing by AIG of the executed Master Transaction Agreement (which included forms of the Ancillary Agreements, along with other schedules and exhibits) as Exhibit 10.6 to the First Quarter Form 10-Q does not affect this conclusion that the several Ancillary Agreements implementing the transactions contemplated by the Master Transaction Agreement are not themselves material contracts required to be filed under Item 601(b)(10). The forms of Ancillary Agreements attached as exhibits to the Master Transaction Agreement were filed not because of their individual materiality, but were instead included because they collectively provided information regarding the terms of a transaction that AIG concluded was material. The schedules to the Ancillary Agreements were not available at the time of filing and so were not filed. Although the Ancillary Agreements were executed at the closing of the transaction on June 17, 2011, the date of their execution had no bearing on their effective date, which was retroactive to January 1, 2011. Consequently, the execution date of the Ancillary Agreements did not have a material effect on the transaction, and the precise date at which the Ancillary Agreements were executed does not constitute material information. As indicated above, each Ancillary Agreement was entered into for the specific purpose of implementing the terms of the transaction contemplated by the Master Transaction Agreement; and the information contained in the final, executed Ancillary Agreements, including the schedules thereto (which do not contain any material information), did not, individually or collectively, alter in a material way the rights and obligations of AIG as set forth in the Master Transaction Agreement and its exhibits, including the forms of the Ancillary Agreements.
     Finally, all of the material information relating to the Ancillary Agreements was provided in the First Quarter Form 10-Q (which included “forms of” the Ancillary Agreements as exhibits to the Master Transaction Agreement), as well as AIG’s Current Report on Form 8-K filed on April 20, 2011, which disclosed the entry into the Master Transaction Agreement, the fact that the Ancillary Agreements would be entered into upon closing and effective as of January 1, 2011, and the resulting effect of the overall transaction. As a result, the execution of the Ancillary Agreements did not, in and of itself, constitute an event required to be disclosed, under Item 1.01 or otherwise. Furthermore, each of the Ancillary

Mr. Jeffrey Riedler	Page 12
Securities and Exchange Commission
Agreements was executed at the closing in substantially the same form as it was filed with the Master Transaction Agreement.
     Therefore, because each Ancillary Agreement is not material, was entered into in the ordinary course, does not contain any material information that was not previously disclosed and was executed in substantially the same form as filed, the entry into each of the Ancillary Agreements did not result in a requirement that the executed Ancillary Agreements be filed as exhibits to the Form 10-Q or otherwise.
     For the reasons set forth above, AIG also believes that the Ancillary Agreements are not material agreements outside the ordinary course of business under Item 1.01 of Form 8-K. Item 1.01 provides that the same requirements as Item 601(b)(10)(ii)(A)-(D) of Regulation S-K are used in determining whether the entry into a particular agreement should be disclosed. As a result, the entry into each of the Ancillary Agreements was not required to be disclosed on an Item 1.01 Current Report on Form 8-K.
Investments, page 152
3.	Please confirm whether there were any material differences between AIG’s internal ratings and third party ratings for the quarterly period ended June 30, 2011. In this analysis please consider whether any of the ratings differences were material to the total amount of below investment grade securities. Please confirm that if the differences between AIG’s internal ratings and third party ratings become material in the future, either as a percentage of total investments or as a percentage of below investment grade securities, you will quantify and explain the differences in your filing.
AIG Response
     AIG confirms that there were no material differences between AIG’s internal ratings and third-party ratings for the quarterly period ended June 30, 2011, either as a percentage of total investments or as a percentage of below investment grade securities. If the differences between AIG’s internal ratings and third-party ratings become material in the future, either as a percentage of total investments or as a percentage of below investment grade securities, AIG will quantify and explain the differences in its filing.
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     If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President and Deputy General Counsel